Exhibit (a)(8)

For Immediate Release

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d’Oeste-SP - BRASIL Telefone: 55 (19) 3455-9000 — Fax: 55 (19) 3455-2499

ROMI COMMENCES TENDER OFFER FOR HARDINGE
AT $8 PER SHARE

SANTA BARBARA D’OESTE, Brazil, March 30, 2010 – Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today announced that it has commenced a fully funded cash tender offer to acquire all of the outstanding shares of Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) for $8.00 per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on May 10, 2010, unless extended or terminated.

The offer represents a premium of 46% to Hardinge’s closing share price on February 3, 2010, the last trading day prior to the public disclosure of Romi’s offer to Hardinge’s Board of Directors, and a premium of over 63% to Hardinge’s closing share price on December 14, 2009, when Romi first formally communicated its interest to Hardinge in pursuing a business combination. The offer is not subject to any financing condition and will be funded entirely from Romi’s internal resources. In light of the rejection of Romi’s earlier proposal by Hardinge’s Board of Directors on February 18, 2010, and the Hardinge Board’s continued refusal to discuss a business combination of the two companies, including Hardinge’s failure to respond to Romi’s attempts engage in a dialogue in the past few days, Romi has decided to present its offer directly to Hardinge’s shareholders.

“It is unfortunate that the Hardinge Board continues to reject our $8.00 per share all-cash offer, which Romi made on the basis of publicly available information,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi. “Instead, Hardinge seems to be more focused on erecting further barriers that deny shareholders the significant premium and immediate liquidity our offer would provide. The continuing refusal to allow us to conduct due diligence and discuss our compelling all-cash offer has left us no alternative but to take the offer directly to Hardinge shareholders.

“We have received a positive response to our offer from Hardinge’s shareholders and it remains our strong preference to sit down with the Hardinge Board to reach a mutually agreeable transaction,” continued Mr. dos Santos.

“While we have great respect for Hardinge’s employees, rich history and established brands, our industry is now experiencing fundamental, lasting change, making strong financial performance even more challenging for Hardinge as a stand-alone company. As compared with the certainty and immediate liquidity of our all-cash offer, Hardinge’s ability to deliver equivalent or superior value for its shareholders in a reasonable timeframe is highly doubtful,” concluded Mr. dos Santos.

The offer is conditioned on there being validly tendered and not withdrawn at least two thirds of the total number of Hardinge’s outstanding shares on a fully diluted basis, Hardinge’s Board of Directors redeeming or invalidating its shareholder rights plan and other takeover defenses, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase.

The Offer to Purchase, Letter of Transmittal and other offering documents will be filed today with the U.S. Securities and Exchange Commission. Hardinge shareholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834.

HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.

About Romi

Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is the market leader in the Brazilian machinery and equipment industry. The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa. The company manufactures machine tools, mainly lathes and machining centers, plastic injection and blow molding machines for thermoplastics and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined. The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge. Tender offer documents regarding the proposed transaction with Hardinge will be filed with the Securities and Exchange Commission (the “Commission”) and, when available, will be accessible for free at the Commission’s website at http://www.sec.gov. Such documents may also be obtained by investors and security holders for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at 888-750-5834. Investors and security holders are urged to read such disclosure documents, when they become available, because they will contain important information.

Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge. However, in connection with Romi’s offer to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders. Romi does not believe that any of these persons is a “participant” in the solicitation of proxies under SEC rules. If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its offer to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered “participants” in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available.

Forward-Looking Statements

Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.

Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Contact

Joele Frank, Wilkinson Brimmer Katcher
Steve Frankel / Tim Lynch: (212) 355-4449

Investor Contact

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833

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